

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 7, 2016

Kira Huang
Chief Financial Officer
American Brivision (Holding) Corporation
11 Sawyers Peak Drive
Goshen, NY 10924

> **Re: American Brivision (Holding) Corporation**
> **Registration Statement on Form S-1**
> **Filed September 13, 2016**
> **File No. 333-213618**

Dear Ms. Huang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please provide the price as of the most recent date practicable.

Reverse Merger, page, 3

2.   Please disclose that the selling stockholders received their shares pursuant to the Share Exchange Agreement.

Our current products have certain side effects…, page 9

3.   Please revise the risk factor discussion to describe all serious adverse effects for each of your product candidates.

Our existing indebtedness may adversely affect our ability to obtain…, page 16

4.   Please revise to quantify your outstanding debt. Additionally, add a separate risk factor indicating that your auditors issued a going concern opinion. The risk factor should discuss the potential consequences of a going concern opinion, including potential difficulty raising additional funds.

Business Overview, page 30

5.   We note your business strategy contemplates the integration of research achievements from medical institutions. Please revise your disclosure to explain to stockholders how you intend to integrate these achievements. For example, is your intention to contract for research and development for your current product candidates or license intellectual property rights relating to your current and future product candidates.

Collaboration Agreement with BioLite, page 30

6.   We note you provide some but not all of the material terms of your agreement. Please revise your prospectus to describe:

*   each parties' rights and obligations;
*   the nature of the intellectual property rights transferred;
*   duration and termination provisions;
*   material payment provisions;
*   milestones, royalty rates or revenue sharing; and
*   aggregate amounts paid to date.

        In addition, it appears that Exhibit 10.2 is not incorporated by reference. Please revise the incorporation by reference in your Exhibit Index or file Exhibit 10.2 as an exhibit to the registration statement.

Our Licensed Compound, page 30

7.   We note your statements that "safety was approved" and "safety was proved." Because approval of the FDA and other comparable regulatory agencies is dependent on such agencies' making a determination (according to criteria specified in law and agency regulations) that a drug is both safe and effective, while you may state that you have met certain endpoints in clinical trials, it is premature for you to describe or suggest that your product candidate, or any other non-approved product is safe. Accordingly, please revise this section to eliminate any suggestion that your product has been or will ultimately be determined to be safe for purposes of granting marketing approval by the FDA or comparable agency.

8.   Please discuss any completed or ongoing clinical and pre-clinical trials for your product candidates. The descriptions of your trials should include when they began, where they are being conducted, the number of participants, the method by which your products are administered, serious adverse effects, and primary and secondary endpoints. To the extent you have completed any trials, your discussion should describe your results. Lastly, please include the date any IND was filed, the sponsor, and the indication, or explain why an IND was not required for such trial.

9.   Please revise to describe the sources and availability of your product materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Market Opportunity and Growth Strategy/Business Plan, page 31

10.   We refer to your description of competitive advantages of your business model. Please expand your disclosures to explain to investors how your business model: (i) allows you to obtain a return on investment in a shorter period of time and thus improve your cash flow circumstances; and (ii) will create sustainable income to develop to your company.

Intellectual Property, page 32

11.   To the extent the extent the products you licensed from BioLite are dependent on patents or are the subject of patent applications, please disclose:

- the type of patent protection (e.g. composition of matter, use or process) and the products to which they relate;
- patent expiration dates or expected expiration dates for patent applications; and
- identification of the applicable jurisdictions where patents are granted or where patent applications are pending.

Management, page 34

12.   Please note you have identified Eugene Jiang and Kira Huang as the Chief Executive Officer. Please revise to clarify which individual serves as the Chief Financial Officer.

Code of Ethics, page 35

13.   The hyperlink provided directs the user to the One Horizon Group, Inc. Code of Ethics. Please update the hyperlink.

Outstanding Equity Awards at Fiscal Year End, page 37

14.   Please disclose the number of options that have vested, the exercise price and the expiration date.

Employment Contracts, page 38

15.   Please revise the discussion to include the term, termination provisions, and duration of the agreement.

Selling Stockholders, page 41

16.   We note the potential aggregate percentage ownership of common stock after the offering is in excess of 100%. Please advise us or revise to provide the percentage ownership of the class of each stockholder listed in your table following the offering.

Financial Statements
Table of Contents, page F-1

17.   Consistent with your disclosure in the Accounting Treatment of the Merger discussion on page 21, please remove the audited annual financial statements of Metu Brands, Inc. and provide the audited annual financial statements of American BriVision Corporation, the accounting acquirer in your February 8, 2016 Share Exchange transaction.

18.   In providing the financial statements identified in the preceding comment, please address the following additional comments:
   - Tell us whether American BriVision Corporation had any predecessor operations prior to its formation on July 21, 2015. If so, please provide audited annual and unaudited interim financial information for these predecessor operations for the fiscal year ended September 30, 2014 and the period from October 1, 2014 through July 21, 2015.
   - Have your September 30, 2015 annual financial statements presented in your Form 8-K filed on February 16, 2016 re-audited by an auditor registered with the Public Company Accounting Oversight Board, or PCAOB. In this regard, it is apparent that AWC (CPA) Limited, Certified Public Accountants is not registered with the PCAOB. Otherwise tell us why your historical financial statements do not need to be audited by an accountant registered with the PCAOB and reference for us that authoritative guidance you rely upon to support your position.
   - To the extent your auditor is located in the People's Republic of China, or PRC, provide a risk factor indicating the restrictions on PCAOB inspection of auditors in the PRC and the risk inherent from investor's not having the benefit that these inspections can provide.
   - Revise the equity section and the related earnings per share computations of your historical financial statements to reflect your historical share transactions adjusted for the effective exchange ratio inherent in the February 8, 2016 Share Exchange transaction.

Condensed Consolidated Balance Sheets, page F-2

19.   Please provide disclosure in a footnote and in the liquidity and capital resources discussion in MD&A regarding the terms of your $2,050,000 short-term loan. In your disclosure, provide from whom you borrowed this money and the repayment terms.

Condensed Consolidated Statements of Operations, page F-3

20.   Provide a statement of operation for the nine months ended June 30, 2016 or tell us why one is not required to be presented.

Condensed Consolidated Statements of Cash Flow, page F-4

21.   With regard to the statement of cash flows:
    - Explain to us how your operations provided cash in the period from July 21, 2015 to September 30, 2015 when you report no revenues.
    - Tell us why you show $3.5 million as the increase in prepayment when you paid $2.6 million in cash.
    - Confirm that you received cash of $897,521 in 2016 and $948,959 in 2015 from issuance of shares.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-7

22.   You disclose that all of your cash deposits are held in a financial institution located in the PRC. Please tell us the extent of your operations in the PRC. Describe for us what legal entities, if any, you own or control in the PRC and your basis for consolidating these entities in your financial statements. Reference for us the authoritative literature you relied upon to support your accounting.

Note 3: Collaborative Agreement, page F-7

23.   Please address the following comments related to your accounting for the agreement with BioLite, Inc., referencing for us the authoritative literature you relied upon to support your accounting:
    - Tell us why it is appropriate to record the $3.5 million upfront payment you made as an intangible asset, consistent with your disclosure in the second paragraph on page F-8. In your response clarify how you account for each of the five products licensed and how each has alternative future uses as stipulated in ASC 730-10-25-2c.
    - If you can support accounting and classification as an intangible asset, tell us:
        - Why you classify the payment as a "prepayment" current asset on your June 30, 2016 balance sheet; and

- o Why it is appropriate to defer amortization until your first commercial sale as disclosed in the second paragraph on page F-8.
- Indicate in the disclosure if any of the total consideration of $100 million is contingent.

<u>Other Items</u>

24.   Provide the required disclosure pursuant to Item 101(h)(5) of Regulation S-K, reports to security holders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Louis E. Taubman, Esq.